Mail Stop 3561

October 10, 2006

Via U.S. Mail

Andre M. Hilliou
Chief Executive Officer and Director
Full House Resorts, Inc.
4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147

Re: Full House Resorts, Inc.
Registration Statement on Form SB-2
Amendment No.1
Filed September 27, 2006
File No. 333-136341

Dear Mr. Hilliou,

We have reviewed your filing and your responses to the comments in our letter dated August 29, 2006 and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Related to our Common Stock

Risk controlling stockholder has significant influence over management and has the power
to elect a majority of our board, page 13

1. We note your response to our prior comment 2. It would appear meaningful and
    useful to an investor to provide in the notes to your financial statements the nature
    of Mr. Paulson's and your other executive officers' significant control relationship
    with the company and suggest you enhance your financial statement foot note
    disclosure accordingly.

Capitalization, page 20

2. Your cash and cash equivalent amount under the "Actual" column for June 30,
    2006 does not agree to your financial statements on page F-17. Please revise
    accordingly.

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Estimates and Policies

Summary of long-term assets related to Indian casino projects, page 28

3. We note your response to our prior comment 6, which states that "most changes in
    the status of the conditions listed on page 28, affect only the timing estimate and
    therefore the probability estimate typically does not have a material impact on the
    notes receivable valuation model and resultant value estimate." This statement
    conflicts with your response to our prior comment 5 where you state that the
    "probability of project completion and miscellaneous industry and project specific
    risk are primarily considered in the selection of an appropriated discount rate,
    which is one of your significant assumptions in your valuation model. You also
    state in your disclosure on page 27 that the "note receivable portion of the advance
    is adjusted to its current estimated fair value at each balance sheet date using
    typical discount rates for prospective Indian casino operations, as affected by
    project-specific circumstance such as estimated probabilities affecting the expected
    opening date and changes in the status of regulatory approvals in determining the
    financial feasibility of a project." Considering that the probability estimate affects
    your estimated casino opening date component of your notes receivable valuation
    model, we re-issue our prior comment in part. As previously requested, please
    include the casino opening probability rate applied to each notes receivable

valuation model. Furthermore, please disclose how you assess factors used to evaluate project probability, how you weight positive and negative evidence, and how you determined that the evidence is objectively supportable.   We may have further comment upon receipt of your response.

4. The "aggregate advances/face amount of the notes" of $8,987,119 disclosed on page 29 does not agree with the amount disclosed on page F-22.   Please revise accordingly.

Results of operations of Stockman's Casino

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005, page 36 and 37

Casino Revenue, page 36

5. We note from your disclosure that you believe that the Player's Club has contributed to the upward trend associated with your increase in revenue. Please revise your disclosure to quantify factors such as volume and price changes. Also we note from your depreciation and amortization discussion on page F-37 that you added slots machines and a Keno counter, please explain how these factors affected revenue for the respective period.

Hotel Revenues, page 36

6. Please add a discussion which quantify and describes the factor(s) which contributed to your decrease in hotel revenue for the six month ended June 30, 2006 as compared to the comparable six-month period in 2005.

Interest and Other Income, page 37

7. We note from your disclosure that interest and other income decreased $25,205. This statement is inconsistent with what is presented in the Stockman's statement of income on page F-26. It appears that interest and other income increased, not decreased by $25,205. In this regard, please revise accordingly and explain the nature of the offset to your interest expense increase of $29,000, which caused an increased of $25,205 in interest and other income.

Realized Loss on Sale of Marketable Securities, page 37

8. Please enhance your disclosure to explain the reason for the increase in loss on sale of marketable securities. Your disclosure should quantify the factors associated with the change.

Unrealized Holding Loss on Securities, page 37

9. The $45,103 amount for the June 30, 2005 period does not agree to the Stockman's statement of income and comprehensive income for the same period on page F-26. Please revise accordingly.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Casino Revenues, page 37

10. We note the reason for the increase in casino revenue was primarily due to the addition of the Oasis player tracking system encouraging guest loyalty. In this regard, quantify factors such as volume and price change, which was caused by your guest loyalty.

Index to Consolidated Financial Statements

Audited Financial Statements of Full House Resort, Inc.

Consolidated Statement of Income, page F-4 and F-18

11. We note your response to our prior comment 10, but do not concur with your conclusion. The response in the Staff Accounting Bulletin (SAB Topic 1-B (3)) provides extended application of the treatment besides the question for this topic. If a planned distribution to owners (whether already reflected in the balance sheet or not, whether declared or not) is to be paid out of proceeds of the offering rather than from current year's earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical earnings per share. Accordingly, as previously requested, please revise your financial statements in accordance with the guidance in Topic 1.B (3) of the Staff Accounting Bulletins and provide the per share data described above.   You should also include a pro forma per share data footnote to the historical financial statements that describes this treatment,

including the number of additional common shares (with the offering price per share) included in the pro forma weighted average number of shares that gives effect to this dividend payment. In addition, similar treatment should be provided for in the unaudited consolidated pro forma income statements for both the fiscal year and interim periods as furnished on pages F-35 and F-36. Please revise the historical and pro forma statements accordingly.

Note 4 – Investment in Unconsolidated Joint Venture, page F-12

12. We note your response to our prior comment 13. Based on the business nature of GED, "income from operations" would appear to be analogous to the gross profit disclosure as required by Item 310(b) (2) (iii) of Regulation S-B. Please revise to disclose GED's income from operations for each period presented in your filing. If income from operations is equal to net income (i.e. GED has no non-operating income or expenses), state this fact in your disclosure.

Note 5 – Notes Receivable, Tribal Governments, page F-12

13. Reference is made to your revised disclosure on page F-13 labeled "Changes in estimated fair value for prior years" in the December 31, 2004 notes receivable roll-forward schedule. Please tell us and disclose why prior year amounts affected the notes receivable balance during 2004 and provide the accounting literature, which supports this treatment or revise accordingly.

Unaudited Interim Condensed Consolidated Financial Statements of Full House Resort, Inc.

Unaudited Condensed Consolidated Balance Sheet, page F-17

14. We note your response to our prior comment 17, but do not concur with your conclusion. If a planned distribution to owners (whether declared or not, whether to be paid from proceeds or not) is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented along side the historical balance sheet in the filing. This is an additional and separate disclosure from the pro forma information disclosure pursuant to Item 310(d) (ii) of Regulation S-B. Accordingly, as previously requested, please revise your financial statements to include along side the historical interim balance sheet the pro forma balance reflecting the $3 million stock distribution accrual (but not giving effect to the offering proceeds). In this regard, you should reflect the

dividend payable and corresponding increase to the Accumulated Deficit account in Stockholders' Equity. Please revise accordingly.

Unaudited Condensed Consolidated Statement of Cash Flows, page F-20

15. We note your response to our prior comment 18, were your state that as "set forth more fully in Rule 10-01(a)(4) of Regulation S-X, which states, among other things, that the statement of cash flows may be abbreviated starting with a single figure or net cash flows from operating activities." Rule 10-01(a)(4) of Regulation S-X, also requires that changes that exceed 10% of the average of funds provided by operations for the most recent three years be separately disclosed. Based on your balance sheet it appears that you have several significant changes, as such please expand your statement of cash flow to disclose these significant changes. Your disclosure should include, but not limited to, changes in other current assets, investment in unconsolidated joint venture, deposits and other assets, accrued expenses and income tax payable. These additional line items facilitate the usefulness of the interim financial statements including their comparability with the audited annual financial statements.

Note 13 – Subsequent Events, page F-23

16. We note your response to our prior comment 19, but do not believe you have fully addressed the comment. In this regard, as previously requested, please revise your subsequent event disclosure and your MD&A to provide a discussion of your accounting treatment and the annual and aggregate financial statement impact associated with the 300,000 restricted shares of common stock awarded to Mr. Iacocca in consideration for his consulting services.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Consolidated Pro Forma Balance Sheet, page F-34

17. Please remove the pro forma adjustments under the column "Stockman's Acquisition" denoted with note "(6)", "(7)", "(8)", and "(9)". These pro forma adjustments assume that such transactions had taken place on January 1, 2005. We remind you that the pro forma balance sheet should reflect pro forma adjustments assuming that such transactions were consummated at the end of the most recent period presented. Please revise accordingly.

Unaudited Consolidated Pro Forma Income Statements, page F-35 and F-36

18. We note your response to our prior comment 26, but do not concur with your conclusion. Analogous to Topic 1.B (3) of the Staff Accounting Bulletins (SAB), although these dividends were not paid through the stated use of proceeds with this offering, for purposes of this SAB, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent the dividend exceeded earnings during the previous twelve months. Based on the above we re-issue our previous comment. As disclosed in the acquired company's ("Stockman's) Statement of Stockholders' Equity, page F-27, in Stockman's latest fiscal year and interim period, we note they paid aggregate dividends ($4,436, 532) that exceed its aggregate net income ($3,254,096) by approximately $1,182,436 for this period. Although these dividends were not paid through the stated use of proceeds with this offering, the pro forma income statements that gives effect to the acquisition of Stockman should be accorded similar treatment as provided in the guidance for Topic 1.B(3) of the Staff Accounting Bulletins. In this regard, the pro forma data per share should also give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the approximate $1,182,436 of capital in excess of earnings withdrawn by the acquired company. The notes to the pro forma statements should disclose this treatment as well as the computation of the additional shares used in the denominator for computing the pro forma per share data. Please revise accordingly.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-37 and F-38

19. We note your response to our prior comment 25. Please enhance note 10 by including disclosure that describes the nature of the $450,000 acquisition costs reflected in your unaudited pro forma balance sheet under the heading "Deposit and other assets" and your rational for determining that these acquisition costs are indefinite life assets not amortized and subjected to impairment review pursuant to SFAS No. 142. Also add a disclosure describing the nature of the $600,000 acquisition cost and your rational for classifying these costs as goodwill.

20. We note your response to our prior comments 27 and 34. In this regard, please revise your note 2 to separately disclose the nature of each component that comprises the weighted-average number of common shares outstanding of 6,350,000 reflected in your "pro forma adjustments" column on page F-35 and F-36 and provide your basis for your accounting treatment related to the conversion of the 350,000 shares of preferred stock into common stock. Also as previously requested in our prior comment 34, please disclose the assumptions used in

calculating the estimated proceeds from the equity offering of $20.7 million (i.e. number of stock and price per share).

21. Reference is made to your response to our prior comment 31. It does not appear that you reflected the pro forma effects of depositing $750,000 in to a restricted escrow account as disclosed in your revised disclosure on page F-37 in your unaudited pro forma balance sheet. Please revise accordingly.

22. Reference is made to note 6. Please confirm that the property, plant and equipment transfer by Stockman's sole shareholder immediately before the acquisition valued at $6,810,233 is included in your pro forma depreciation calculation. Based on your disclosure in note 5 on page F-37 and the historical property and equipment balances in the Stockman's balance sheet as of June 30, 2006 on page F-25 and F-31, it appears that the assets transferred by Stockman's sole shareholder as mentioned above is not included in the pro forma depreciation calculation in note 6 on page F-38. Please advise or revise accordingly. Also explain to us why you have two different "Hotel" categories with different useful lives in note 6. Additionally, reconcile the "Land" fair market value adjustment of $861,270 to the estimated allocated fair value of $2,809,000 in note 5. We may have further comment upon receipt of your response.

23. Reference is made to note 7. Please disclose the maturity term of the $16 million debt financing. Also disclose your basis for establishing the amortization period of 15 years associated with the $320,000 loan fees.

24. Reference is made to your note 8. The amounts disclosed in note 8 do not agree to the amounts in your pro forma income statement on page F-35 and F-36. Also, we would expect these amounts to equal the amounts disclosed in note 4 to Stockman's financial statements on page F-31. Please revise accordingly.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Jaramillo at (202) 551-3212 or me at (202) 551-3816 if you have questions regarding the above comments and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Regards,

Joe Foti
Senior Assistant Chief Accountant

cc: Michele L. Keusch, Esq.
        Greenberg Traurig, P.A.
        Via facsimile: (305) 579-0717